EXHIBIT 99.6

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

I, Marc E. Rossiter, President and Chief Executive Officer of Enerflex Ltd., certify, pursuant to
18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) the Annual Report on Form 40-F of Enerflex Ltd. for the period ended December 31, 2022 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Enerflex Ltd.

Date: March 1, 2023

/s/ Marc E. Rossiter